File No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

AKSIA LLC

599 FUND LLC

1788 Paumanok Fund A LLC

1788 Paumanok Fund B LLC

Abacus Private Credit L.P.

Abacus Private Credit LP - Second Series

Apical Harvest I LP

CALAMOS AKSIA ALTERNATIVE CREDIT AND INCOME FUND

Calamos Aksia Alternative Credit and Income Fund Sub 1, LLC

Calamos Aksia Alternative Credit and Income Fund Sub 2

Calamos Aksia Alternative Credit and Income Fund Sub 3, LLC

Calamos Aksia Alternative Credit and Income Fund Sub 3-A, LLC

Calamos Aksia Alternative Credit and Income Fund Sub 4, LLC

Calamos Aksia Alternative Credit and Income Fund Sub 4-A, LLC

CALAMOS AKSIA HEDGE FUND ACCESS CORE ALPHA LP

Calamos Aksia Hedged Strategies Fund

CALAMOS AKSIA PRIVATE EQUITY AND ALTERNATIVES FUND

CALAMOS AKSIA PRIVATE EQUITY LP

Developing Innovators Private Credit Fund LLC

Empire Credit Co-Investment Fund, LLC

High Sierra Credit Investors LP

Pennsylvania Co-Investment Fund L.P.

PERSLA Opportunistic Fund LP

Prospector Opportunities Fund LP

PSOO, LP

PSOO Credit, LP

SURS PE Co-Investment Fund II, LP

SURS TorreyCove Co-Investment Fund I LP

Totsumen LP

TRS Coriolis LP

599 Lexington Avenue, 37th Floor

New York, NY 10022

Tel: (212) 710-5710

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Maya Fishman, Esq.

Aksia LLC

599 Lexington Avenue, 37th Floor

New York, NY 10022

Tel: (212) 710-5710

Email: Maya.Fishman@aksia.com

Copies to:

Joshua B. Deringer, Esq. Faegre Drinker Biddle & Reath LLP One Logan Square, Ste. 2000 Philadelphia, PA 19103 Tel: (215) 988-2959 Email: joshua.deringer@faegredrinker.com	Joshua M. Lindauer, Esq. Faegre Drinker Biddle & Reath LLP 1177 Avenue of the Americas, 41st Floor New York, NY 10036 Tel: (212) 248-3298 Email: joshua.lindauer@faegredrinker.com

May 8, 2025

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

:

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE Investment Company Act of 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

IN THE MATTER OF	:
:
AKSIA LLC	:
599 FUND LLC 1788 Paumanok Fund A LLC
1788 Paumanok Fund B LLC Abacus Private Credit L.P.	:
Abacus Private Credit LP - Second Series	:
Apical Harvest I LP	:
CALAMOS AKSIA ALTERNATIVE CREDIT AND INCOME FUND	:
Calamos Aksia Alternative Credit and Income Fund Sub 1, LLC	:
Calamos Aksia Alternative Credit and Income Fund Sub 2	:
Calamos Aksia Alternative Credit and Income Fund Sub 3, LLC	:
Calamos Aksia Alternative Credit and Income Fund Sub 3-A, LLC	:
Calamos Aksia Alternative Credit and Income Fund Sub 4, LLC	:
Calamos Aksia Alternative Credit and Income Fund Sub 4-A, LLC	:
CALAMOS AKSIA HEDGE FUND ACCESS CORE ALPHA LP	:
Calamos Aksia Hedged Strategies Fund	:
CALAMOS AKSIA PRIVATE EQUITY AND ALTERNATIVES FUND	:
CALAMOS AKSIA PRIVATE EQUITY LP	:
Developing Innovators Private Credit Fund LLC	:
Empire Credit Co-Investment Fund, LLC	:
High Sierra Credit Investors LP	:
Pennsylvania Co-Investment Fund L.P.	:
PERSLA Opportunistic Fund LP	:
Prospector Opportunities Fund LP	:
PSOO, LP	:
PSOO Credit, LP	:
SURS PE Co-Investment Fund II, LP	:
SURS TorreyCove Co-Investment Fund I LP	:
Totsumen LP	:
TRS Coriolis LP	:
:
:
:
:
:
:
:
599 Lexington Avenue, 37th Floor	:
New York, NY 10022	:
:
File No. 812-	:

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act” or “Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on May 8, 2023 (the “Prior Order”)2 that was granted pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act to Calamos Aksia Alternative Credit and Income Fund, et al., with the result that no person will continue to rely on the Prior Order if the Order is granted.

•	Calamos Aksia Alternative Credit and Income Fund, a closed-end management investment company registered under the Act (“CAPIX”);

•	Calamos Aksia Private Equity and Alternatives Fund, a closed-end management investment company registered under the Act (“CAPE”);

•	Calamos Aksia Hedged Strategies Fund, a closed-end management investment company registered under the Act (“CAHSF”);

•	599 Fund LLC, a closed-end management investment company that, prior to relying on the relief requested herein, will register under the Act (“599 Fund” and, together with CAPIX, CAPE and CAHSF, the “Existing Regulated Funds”);

•	Aksia LLC will serve as the investment adviser to 599 Fund LLC and serves as the investment adviser to certain Existing Affiliated Funds (as defined below), and the investment sub-advisor to CAPIX, CAPE, CAHSF and certain Existing Affiliated Funds (“Aksia”);

•	Certain vehicles (as identified on Schedule A hereto) (the “Existing Wholly-Owned Subsidiaries”), each of which is a separate and distinct legal entity and each of which is a Wholly-Owned Investment Sub (as defined below) of an Existing Regulated Fund; and

•	Certain existing Affiliated Funds (as identified on Schedule B hereto), each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(7) of the 1940 Act (the “Existing Affiliated Funds” and collectively with the Existing Regulated Funds, Aksia and the Existing Wholly-Owned Subsidiaries, the “Applicants”).[3]

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

[2]	Calamos Aksia Alternative Credit and Income Fund, et al. (File no. 812-15448), Release No. IC-34911 (May 8, 2023) (notice), Release No. IC-34936 (June 2, 2023) (order).

[3]	All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund4 and one or more Affiliated Entities5 to engage in Co-Investment Transactions6 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”7 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.8

[4]	“Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

[5]	“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[6]	“Co-Investment Transaction” means the acquisition or Disposition (as defined below) of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

[7]	“Adviser” means Aksia and any other investment adviser controlling, controlled by, or under common control with Aksia. The term “Adviser” also includes any internally-managed Regulated Fund.

[8]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

II.	GENERAL DESCRIPTION OF THE APPLICANTS

A.	CAPIX

CAPIX was organized under the Delaware Statutory Trust Act on June 24, 2022. CAPIX is a closed-end management investment company registered under the Act. CAPIX commenced investment operations on June 8, 2023. CAPIX intends to qualify annually as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended.

CAPIX’s investment objectives are to seek attractive risk-adjusted returns and high current income. CAPIX pursues its investment objective by primarily investing across the private credit asset class, with the remainder of the fund's assets invested in one or more liquid alternative investment strategies. The private credit strategy is managed by Aksia and the liquid alternatives strategies are managed by Calamos Advisors, LLC (“Calamos”).9

CAPIX has a five-member board (the “CAPIX Board”), of which three members are not “interested” persons of the Fund within the meaning of Section 2(a)(19) of the Act.10

B.	CAPE

CAPE was organized as a Delaware statutory trust under the Delaware Statutory Trust Act on November 22, 2024. CAPE is a closed-end management investment company registered under the Act. CAPE has not yet commenced operations as an investment company. CAPE intends to qualify annually as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended.

CAPE’s investment objective is to achieve long-term capital appreciation. CAPE pursues its investment objective by primarily investing in private equity funds and in other private equity related investments. The Fund also makes alternative investments and liquid investments. The private equity and a portion of the alternatives strategy is managed by Aksia, and the liquid investments (including liquid alternatives) strategy is managed by Calamos.

CAPE has a five-member board (the “CAPE Board”), of which three members are not “interested” persons of Fund within the meaning of Section 2(a)(19) of the Act.

[9]	Calamos is not (i) an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) of Aksia; or (ii) an affiliated person of an affiliated person of Aksia, except for the affiliation that arises as a result of serving as the investment advisor to CAPIX, CAPE and CAHSF, each of which is sub-advised by Aksia.

[10]	The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the Act.

C.	CAHSF

CAHSF was organized as a Delaware statutory trust under the Delaware Statutory Trust Act on March 21, 2025. CAHSF is a closed-end management investment company registered under the Act. CAHSF has not yet commenced operations as an investment company. CAHSF intends to qualify annually as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended.

CAHSF’s investment objective is to achieve long-term capital appreciation while maintaining a low sensitivity to equity markets primarily by allocating capital across a number of investment funds, managed by third-party investment managers, that employ a variety of alternative investment strategies and are commonly known as “hedge funds”. CAHSF also makes liquid investments. Aksia selects and negotiates CAHSF’s investments in hedge funds and other private investments and Calamos manages the liquid investments.

CAHSF will have a five-member board (the “CAHSF Board”), of which three members will not be “interested” persons of the Fund within the meaning of Section 2(a)(19) of the Act.

D.	599 Fund

599 Fund was organized as a Delaware limited liability company under the Delaware Limited Liability Company Act on January 14, 2025. 599 Fund is a closed-end management investment company that, prior to relying on the relief requested herein, will register under the Act. 599 Fund has not yet commenced operations as an investment company. 599 Fund intends to qualify annually as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended.

599 Fund’s investment objective will be to generate current income and long-term capital appreciation. 599 Fund’s investments are expected to include (i) first lien senior secured debt and unitranche debt (including last out portions of such loans), (ii) second lien senior secured debt and unsecured debt, including mezzanine debt, (iii) preferred equity, (iv) primary or secondary investments in private funds managed by third party asset managers, and (v) equity co-investments associated with any of the foregoing, in each case, across a broad spectrum of strategies and/or asset classes, including in private companies, real estate and real assets.

599 Fund’s business and affairs will be managed under the direction of a board (the “599 Fund Board” and, together with the CAPIX Board, CAPE Board, and the CAHSF Board, the “Board”). The composition of the 599 Fund Board will comply with the Act concurrent with the filing of its registration statement.

E.	The Existing Affiliated Funds

Each Existing Affiliated Fund is an investment fund whose investment adviser is an Adviser and each of which would be an investment company but for Section 3(c)(7) of the 1940 Act.11 A list of the Existing Affiliated Funds and their respective investment advisers is included on Schedule B hereto.

F.	Aksia

Aksia serves as the investment adviser and/or sub-advisor of the Existing Regulated Funds and the Existing Affiliated Funds, as applicable, and either Aksia or another Adviser will serve as the investment adviser and/or sub-advisor to any Future Regulated Fund or Affiliated Entity. Aksia is a registered investment adviser with the Commission under the Advisers Act. Aksia will serve as the investment adviser to 599 Fund, and serves as the investment adviser to certain Existing Affiliated Funds and the sub-advisor to CAPIX, CAPE, CAHSF, and certain Existing Affiliated Funds.

Aksia expects to enter into an investment advisory agreement with the 599 Fund pursuant to which Aksia will, among other things, manage the investment portfolio, direct purchases and sales of portfolio securities and report thereon to the 599 Fund’s officers and directors/manager regularly. Under the terms of existing investment advisory agreements with certain Existing Affiliated Funds, Aksia will, among other things, manage the investment portfolio, direct purchases and sales of portfolio securities and report thereon to the Existing Affiliated Fund’s officers and directors/manager regularly. Under the terms of investment sub-advisory agreements between Calamos, Aksia, and each of CAPIX, CAPE, CAHSF and certain Existing Affiliated Funds, Aksia will, among other things, manage the investment portfolio, direct purchases and sales of portfolio securities and report thereon to the Board and officers of CAPIX, CAPE and CAHSF and the Existing Affiliated Fund’s officers and directors/manager regularly, with respect to the portion of the portfolio allocated to Aksia.

[11]	In the future, an Affiliated Fund may register as a closed-end management investment company under the Act and, if so registered, will be considered a Regulated Fund for purposes of this application.

III.	ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.	Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”12 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.	Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). Accordingly, with respect to Aksia and any other Advisers that are deemed to be affiliated persons of Aksia, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with Aksia and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

[12]	Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

C.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1.            Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.13

2.            Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,14 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,15 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3.            Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.16

[13]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

[14]	Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

[15]	Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

[16]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

4.            No Remuneration. Any transaction fee17 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5.            Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.18

6.            Dispositions:

(a)            Prior to any Disposition19 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b)            Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.20

[17]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

[18]	The Affiliated Entities may adopt shared Co-Investment Policies.

[19]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

[20]	“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

7.            Board Oversight

(a)            Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b)            Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c)            At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d)            Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e)            The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8.            Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).21

9.            In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

[21]	If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

B.	Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V.	PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).22 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application, the Notice and the Order to:

Maya Fishman, Esq.

Aksia LLC

599 Lexington Avenue, 37th Floor

New York, NY 10022

Tel: (212) 710-5710

Email: Maya.Fishman@aksia.com

[22]	See, e.g., Polen Credit Opportunities Fund, et al. (File No. 812-15457) Release No. IC-35183 (May 2, 2024) (notice), Release No. IC-35206 (May 28, 2024) (Order); Sound Point Meridian Capital, Inc., et al. (File No. 812-15476-01) Release No. IC-35173 (April 19, 2024) (notice), Release No. IC-35192 (May 15, 2024) (order); Brookfield Infrastructure Income Fund Inc., et al. (File No. 812-15415), Release No. IC-35001 (September 20, 2022) (notice), Release No. IC-35032 (October 17, 2023) (order); T. Rowe Price OHA Select Private Credit Fund, et al. (File No. 812-15461), Release No. IC-34963 (July 24, 2023) (notice), Release No. IC-34987 (August 21, 2023) (order); KKR Real Estate Select Trust Inc., et al. (File No. 812-15181), Release No. IC-34962 (July 18, 2023) (notice), Release No. IC-34985 (August 15, 2023) (order); MBC Total Private Markets Access Fund, et al. (File No. 812-15422), Release No. IC-34953 (June 28, 2023) (notice), Release No. IC-34965 (July 25, 2023) (order); Vista Credit Strategic Lending Corp. et al. (File No. 812-15323), Release No. IC-34946 (June 20, 2023) (notice), Release No. IC-34961 (July 18, 2023) (order).

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Joshua B. Deringer, Esq. Faegre Drinker Biddle & Reath LLP One Logan Square, Ste. 2000 Philadelphia, PA 19103 Tel: (215) 988-2959 Email: joshua.deringer@faegredrinker.com	Joshua M. Lindauer, Esq. Faegre Drinker Biddle & Reath LLP 1177 Avenue of the Americas, 41st Floor New York, NY 10036 Tel: (212) 248-3298 Email: joshua.lindauer@faegredrinker.com

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Existing Regulated Fund and Existing Affiliated Fund has authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 8th day of May, 2025.

AKSIA LLC

By:	/s/ Jim Vos
Name:	Jim Vos
Title:	Chief Executive Officer

599 FUND LLC

By:	/s/ Jim Vos
Name:	Jim Vos
Title:	Chief Executive Officer

1788 Paumanok Fund A LLC By: Aksia LLC, as Managing Member

By:	/s/ Jim Vos
Name:	Jim Vos
Title:	Chief Executive Officer, Aksia LLC

1788 Paumanok Fund B LLC By: Aksia LLC, as Managing Member

By:	/s/ Jim Vos
Name:	Jim Vos
Title:	Chief Executive Officer, Aksia LLC

ABACUS PRIVATE CREDIT L.P. By: Aksia LLC, GP of the GP, Aksia Charlie Advisory L.P.

By:	/s/ Jim Vos
Name:	Jim Vos
Title:	Chief Executive Officer, Aksia LLC

Abacus Private Credit LP - Second Series By: Aksia LLC, GP of the GP, Aksia Charlie Advisory - Second Series

By:	/s/ Jim Vos
Name:	Jim Vos
Title:	Chief Executive Officer, Aksia LLC

Apical Harvest I LP By: Aksia LLC, GP of the GP, Aksia Upsilon Advisors LP

By:	/s/ Jim Vos
Name:	Jim Vos
Title:	Chief Executive Officer, Aksia LLC

Calamos Aksia Alternative Credit and Income Fund

By:	/s/ Erik D. Ojala
Name:	Erik D. Ojala
Title:	Vice President

Calamos Aksia Alternative Credit and Income Fund Sub 1, LLC By: Calamos Alternative Credit and Income Fund, its Sole Member

By:	/s/ Erik D. Ojala
Name:	Erik D. Ojala
Title:	Vice President of the Sole Member

Calamos Aksia Alternative Credit and Income Fund Sub 2

By:	/s/ Simon Fludgate
Name:	Simon Fludgate
Title:	Director

Calamos Aksia Alternative Credit and Income Fund Sub 3, LLC By: Calamos Alternative Credit and Income Fund, its Sole Member

By:	/s/ Erik D. Ojala
Name:	Erik D. Ojala
Title:	Vice President of the Sole Member

Calamos Aksia Alternative Credit and Income Fund Sub 3-A, LLC

By: Calamos Aksia Alternative Credit and Income Fund Sub 3, LLC, its Sole Member

By: Calamos Aksia Alternative Credit and Income Fund, as the Sole Member of Calamos Aksia Alternative Credit and Income Fund Sub 3, LLC

By:	/s/ Erik D. Ojala
Name:	Erik D. Ojala
Title:	Vice President of Calamos Aksia Alternative Credit and Income Fund, as the Sole Member of Calamos Aksia Alternative Credit and Income Fund Sub 3, LLC

Calamos Aksia Alternative Credit and Income Fund Sub 4, LLC By: Calamos Aksia Alternative Credit and Income Fund, its Sole Member

By:	/s/ Erik D. Ojala
Name:	Erik D. Ojala
Title:	Vice President of the Sole Member

Calamos Aksia Alternative Credit and Income Fund Sub 4-A, LLC

By: Calamos Aksia Alternative Credit and Income Fund Sub 4, LLC, its Sole Member

By: Calamos Aksia Alternative Credit and Income Fund, as the Sole Member of Calamos Aksia Alternative Credit and Income Fund Sub 4, LLC

By:	/s/ Erik D. Ojala
Name:	Erik D. Ojala
Title:	Vice President of Calamos Aksia Alternative Credit and Income Fund, as the Sole Member of Calamos Aksia Alternative Credit and Income Fund Sub 4, LLC

CALAMOS AKSIA HEDGE FUND ACCESS CORE ALPHA LP By: Calamos Advisors LLC, its General Partner

By:	/s/ Erik D. Ojala
Name:	Erik D. Ojala
Title:	Senior Vice President, General Counsel

CALAMOS AKSIA HEDGED STRATEGIES FUND

By:	/s/ Erik D. Ojala
Name:	Erik Ojala
Title:	Initial Trustee

CALAMOS AKSIA PRIVATE EQUITY AND ALTERNATIVES FUND

By:	/s/ Erik D. Ojala
Name:	Erik D. Ojala
Title:	Vice President

CALAMOS AKSIA PRIVATE EQUITY LP By: Calamos Advisors LLC, its General Partner

By:	/s/ Erik D. Ojala
Name:	Erik D. Ojala
Title:	Senior Vice President, General Counsel

Developing Innovators Private Credit Fund LLC By: Aksia LLC, as Managing Member

By:	/s/ Jim Vos
Name:	Jim Vos
Title:	Chief Executive Officer, Aksia LLC

Empire Credit Co-Investment Fund, LLC By: Aksia LLC, as Managing Member

By:	/s/ Jim Vos
Name:	Jim Vos
Title:	Chief Executive Officer, Aksia LLC

HIGH SIERRA CREDIT INVESTORS LP By: Aksia LLC, GP of the GP, Aksia Foxtrot Advisors LP

By:	/s/ Jim Vos
Name:	Jim Vos
Title:	Chief Executive Officer, Aksia LLC

Pennsylvania Co-Investment Fund L.P. By: Aksia LLC, GP of the GP, Aksia Rho Advisors LP

By:	/s/ Jim Vos
Name:	Jim Vos
Title:	Chief Executive Officer, Aksia LLC

PERSLA OPPORTUNISTIC FUND LP By: Aksia LLC, GP of the GP, Aksia Iota Advisors LP

By:	/s/ Jim Vos
Name:	Jim Vos
Title:	Chief Executive Officer, Aksia LLC

Prospector Opportunities Fund LP By: Aksia LLC, GP of the GP, Aksia Tau Advisors LP

By:	/s/ Jim Vos
Name:	Jim Vos
Title:	Chief Executive Officer, Aksia LLC

PSOO, LP By: Aksia LLC, GP of the GP, PSOO LP, GP

By:	/s/ Jim Vos
Name:	Jim Vos
Title:	Chief Executive Officer, Aksia LLC

PSOO Credit, LP By: Aksia LLC, GP of the GP, Aksia Mu Advisors LP

By:	/s/ Jim Vos
Name:	Jim Vos
Title:	Chief Executive Officer, Aksia LLC

SURS PE Co-Investment Fund II, LP By: Aksia LLC, GP of the GP, Aksia Lambda Advisors LP

By:	/s/ Jim Vos
Name:	Jim Vos
Title:	Chief Executive Officer, Aksia LLC

SURS TorreyCove Co-Investment Fund I LP By: Aksia LLC, GP of the GP, SURS Co-Investment Fund I GP LP

By:	/s/ Jim Vos
Name:	Jim Vos
Title:	Chief Executive Officer, Aksia LLC

Totsumen LP By: Aksia LLC, GP of the GP, Aksia Xi Advisors LP

By:	/s/ Jim Vos
Name:	Jim Vos
Title:	Chief Executive Officer, Aksia LLC

TRS CORIOLIS LP By: Aksia LLC, GP of the GP, Aksia Golf Advisors LP

By:	/s/ Jim Vos
Name:	Jim Vos
Title:	Chief Executive Officer, Aksia LLC

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Calamos Aksia Alternative Credit and Income Fund, Calamos Aksia Private Equity and Alternatives Fund, Calamos Aksia Hedged Strategies Fund, 599 Fund LLC, Aksia LLC, the Exiting Wholly-Owned Subsidiaries and the Existing Affiliated Funds, that he or she holds office with such entity as indicated below and that all action by officers, directors, general partners, trustees or members of each entity and any other body necessary to authorize the undersigned to execute and file such instrument has been taken. Each undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

AKSIA LLC

By:	/s/ Jim Vos
Name:	Jim Vos
Title:	Chief Executive Officer

599 FUND LLC

By:	/s/ Jim Vos
Name:	Jim Vos
Title:	Chief Executive Officer

1788 Paumanok Fund A LLC By: Aksia LLC, as Managing Member

By:	/s/ Jim Vos
Name:	Jim Vos
Title:	Chief Executive Officer, Aksia LLC

1788 Paumanok Fund B LLC By: Aksia LLC, as Managing Member

By:	/s/ Jim Vos
Name:	Jim Vos
Title:	Chief Executive Officer, Aksia LLC

ABACUS PRIVATE CREDIT L.P. By: Aksia LLC, GP of the GP, Aksia Charlie Advisory L.P.

By:	/s/ Jim Vos
Name:	Jim Vos
Title:	Chief Executive Officer, Aksia LLC

Abacus Private Credit LP - Second Series By: Aksia LLC, GP of the GP, Aksia Charlie Advisory - Second Series

By:	/s/ Jim Vos
Name:	Jim Vos
Title:	Chief Executive Officer, Aksia LLC

Apical Harvest I LP By: Aksia LLC, GP of the GP, Aksia Upsilon Advisors LP

By:	/s/ Jim Vos
Name:	Jim Vos
Title:	Chief Executive Officer, Aksia LLC

Calamos Aksia Alternative Credit and Income Fund

By:	/s/ Erik D. Ojala
Name:	Erik D. Ojala
Title:	Vice President

Calamos Aksia Alternative Credit and Income Fund Sub 1, LLC By: Calamos Alternative Credit and Income Fund, its Sole Member

By:	/s/ Erik D. Ojala
Name:	Erik D. Ojala
Title:	Vice President of the Sole Member

Calamos Aksia Alternative Credit and Income Fund Sub 2

By:	/s/ Simon Fludgate
Name:	Simon Fludgate
Title:	Director

Calamos Aksia Alternative Credit and Income Fund Sub 3, LLC By: Calamos Alternative Credit and Income Fund, its Sole Member

By:	/s/ Erik D. Ojala
Name:	Erik D. Ojala
Title:	Vice President of the Sole Member

Calamos Aksia Alternative Credit and Income Fund Sub 3-A, LLC

By: Calamos Aksia Alternative Credit and Income Fund Sub 3, LLC, its Sole Member

By: Calamos Aksia Alternative Credit and Income Fund, as the Sole Member of Calamos Aksia Alternative Credit and Income Fund Sub 3, LLC

By:	/s/ Erik D. Ojala
Name:	Erik D. Ojala
Title:	Vice President of Calamos Aksia Alternative Credit and Income Fund, as the Sole Member of Calamos Aksia Alternative Credit and Income Fund Sub 3, LLC

Calamos Aksia Alternative Credit and Income Fund Sub 4, LLC By: Calamos Aksia Alternative Credit and Income Fund, its Sole Member

By:	/s/ Erik D. Ojala
Name:	Erik D. Ojala
Title:	Vice President of the Sole Member

Calamos Aksia Alternative Credit and Income Fund Sub 4-A, LLC

By: Calamos Aksia Alternative Credit and Income Fund Sub 4, LLC, its Sole Member

By: Calamos Aksia Alternative Credit and Income Fund, as the Sole Member of Calamos Aksia Alternative Credit and Income Fund Sub 4, LLC

By:	/s/ Erik D. Ojala
Name:	Erik D. Ojala
Title:	Vice President of Calamos Aksia Alternative Credit and Income Fund, as the Sole Member of Calamos Aksia Alternative Credit and Income Fund Sub 4, LLC

CALAMOS AKSIA HEDGE FUND ACCESS CORE ALPHA LP By: Calamos Advisors LLC, its General Partner

By:	/s/ Erik D. Ojala
Name:	Erik D. Ojala
Title:	Senior Vice President, General Counsel

CALAMOS AKSIA HEDGED STRATEGIES FUND

By:	/s/ Erik D. Ojala
Name:	Erik Ojala
Title:	Initial Trustee

CALAMOS AKSIA PRIVATE EQUITY AND ALTERNATIVES FUND

By:	/s/ Erik D. Ojala
Name:	Erik D. Ojala
Title:	Vice President

CALAMOS AKSIA PRIVATE EQUITY LP By: Calamos Advisors LLC, its General Partner

By:	/s/ Erik D. Ojala
Name:	Erik D. Ojala
Title:	Senior Vice President, General Counsel

Developing Innovators Private Credit Fund LLC By: Aksia LLC, as Managing Member

By:	/s/ Jim Vos
Name:	Jim Vos
Title:	Chief Executive Officer, Aksia LLC

Empire Credit Co-Investment Fund, LLC By: Aksia LLC, as Managing Member

By:	/s/ Jim Vos
Name:	Jim Vos
Title:	Chief Executive Officer, Aksia LLC

HIGH SIERRA CREDIT INVESTORS LP By: Aksia LLC, GP of the GP, Aksia Foxtrot Advisors LP

By:	/s/ Jim Vos
Name:	Jim Vos
Title:	Chief Executive Officer, Aksia LLC

Pennsylvania Co-Investment Fund L.P. By: Aksia LLC, GP of the GP, Aksia Rho Advisors LP

By:	/s/ Jim Vos
Name:	Jim Vos
Title:	Chief Executive Officer, Aksia LLC

PERSLA OPPORTUNISTIC FUND LP By: Aksia LLC, GP of the GP, Aksia Iota Advisors LP

By:	/s/ Jim Vos
Name:	Jim Vos
Title:	Chief Executive Officer, Aksia LLC

Prospector Opportunities Fund LP By: Aksia LLC, GP of the GP, Aksia Tau Advisors LP

By:	/s/ Jim Vos
Name:	Jim Vos
Title:	Chief Executive Officer, Aksia LLC

PSOO, LP By: Aksia LLC, GP of the GP, PSOO LP, GP

By:	/s/ Jim Vos
Name:	Jim Vos
Title:	Chief Executive Officer, Aksia LLC

PSOO Credit, LP By: Aksia LLC, GP of the GP, Aksia Mu Advisors LP

By:	/s/ Jim Vos
Name:	Jim Vos
Title:	Chief Executive Officer, Aksia LLC

SURS PE Co-Investment Fund II, LP By: Aksia LLC, GP of the GP, Aksia Lambda Advisors LP

By:	/s/ Jim Vos
Name:	Jim Vos
Title:	Chief Executive Officer, Aksia LLC

SURS TorreyCove Co-Investment Fund I LP By: Aksia LLC, GP of the GP, SURS Co-Investment Fund I GP LP

By:	/s/ Jim Vos
Name:	Jim Vos
Title:	Chief Executive Officer, Aksia LLC

Totsumen LP By: Aksia LLC, GP of the GP, Aksia Xi Advisors LP

By:	/s/ Jim Vos
Name:	Jim Vos
Title:	Chief Executive Officer, Aksia LLC

TRS CORIOLIS LP By: Aksia LLC, GP of the GP, Aksia Golf Advisors LP

By:	/s/ Jim Vos
Name:	Jim Vos
Title:	Chief Executive Officer, Aksia LLC

EXHIBIT A.1

Resolutions of Board of Trustees of Calamos Aksia Alternative Credit and Income Fund

Approval of Filing Section 17(d) Application for Co-Investment Relief

WHEREAS, the Board of Trustees (the “Board”) deems it is advisable and in the best interest of the Calamos Aksia Alternative Credit and Income Fund (the “Fund”) to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers of Aksia LLC and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A.1, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED, that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

EXHIBIT A.2

Resolutions of Board of Trustees of Calamos Aksia Private Equity and Alternatives Fund

Approval of Filing Section 17(d) Application for Co-Investment Relief

WHEREAS, the Board of Trustees (the “Board”) deems it is advisable and in the best interest of the Calamos Aksia Private Equity and Alternatives Fund (the “Fund”) to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers of Aksia LLC and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A.2, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED, that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

EXHIBIT A.3

Resolutions of Initial Trustee of Calamos Aksia Hedged Strategies Fund

Approval of Filing Section 17(d) Application for Co-Investment Relief

RESOLVED, that the officers of Calamos Aksia Hedged Strategies Fund (the “Fund”) be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name, to prepare, execute, and cause to be filed with the Securities and Exchange Commission an Application for an Order of Exemption, and any amendments thereto, pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act (“Rule 17d-1”), authorizing certain joint transactions that otherwise may be prohibited by either or both of Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1; and it is further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED, that all acts previously done by any officer of the Fund, on or prior to the date hereof, in the name and on behalf of the Fund in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Fund.

EXHIBIT A.4

Resolutions of Sole Member of 599 Fund LLC

Approval of Filing Section 17(d) Application for Co-Investment Relief

WHEREAS, the Member deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers of Aksia LLC and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form presented the member, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED, that any and all actions previously taken by the Fund or any of its officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

Schedule A

Existing Wholly-Owned Subsidiaries of Calamos Aksia Alternative Credit and Income Fund:

Calamos Aksia Alternative Credit and Income Fund Sub 1, LLC

Calamos Aksia Alternative Credit and Income Fund Sub 2

Calamos Aksia Alternative Credit and Income Fund Sub 3, LLC

Calamos Aksia Alternative Credit and Income Fund Sub 3-A, LLC

Calamos Aksia Alternative Credit and Income Fund Sub 4, LLC

Calamos Aksia Alternative Credit and Income Fund Sub 4-A, LLC

Schedule B

Existing Affiliated Funds

1788 Paumanok Fund A LLC

1788 Paumanok Fund B LLC

Abacus Private Credit L.P.

Abacus Private Credit LP - Second Series

Apical Harvest I LP

Calamos Aksia Hedge Fund Access Core Alpha LP

Calamos Aksia Private Equity LP

Developing Innovators Private Credit Fund LLC

Empire Credit Co-Investment Fund, LLC

High Sierra Credit Investors LP

Pennsylvania Co-Investment Fund L.P.

PERSLA Opportunistic Fund LP

Prospector Opportunities Fund LP

PSOO, LP

PSOO Credit, LP

SURS PE Co-Investment Fund II, LP

SURS TorreyCove Co-Investment Fund I LP

Totsumen LP

TRS Coriolis LP